Exhibit 3

BEBUZEE LIMITED

SERVICE AGREEMENT

DATED 1st April 2021

SERVICE AGREEMENT UPDATED

BEBUZEE LIMITED	(1)

[EMPLOYEE/DIRECTOR NAME]	(2)

Bebuzee Limited v.1.0

TABLE OF CONTENTS

		PAGE
PARTIES		1
INTERPRETATION		1
OPERATIVE PROVISIONS		2
1	Job Title	2
2	Period of Employment	2
3	Duties	4
4	Pay and Expenses	5
5	Other benefits	6
6	Holiday	6
7	Confidentiality	6
8	Restrictions during employment	7
9	Restrictions after employment	7
10	Relevant Definitions	9
11	Absence, Illness and Incapacity	9
12	Termination	10
13	The Employment Rights Act 1996	11
14	Record Keeping	11
15	Security	11
16	Notices	11
17	General	12
18	Pre-Employment Checks and Documentation	12

SCHEDULE 1 - Copyright and Inventions		13

SCHEDULE 2 - Notes of additional particulars under sections 1 and 3 of the ERA		14

SCHEDULE 3 - Pre-Employment Checks – Approved Documents		15

ATTESTATIONS		16

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SERVICE AGREEMENT

DATE 1st April 2021

PARTIES

(1)	BEBUZEE LIMITED (No. 08289019) whose registered office is at 30 Avenue Road Bournemouth BH2 5SL United Kingdom (the “Company"); and

(2)	Joseph Onyero 18 Cornish Gardens, Bournemouth, BH10 4HS, United Kingdom ("the Employee").

INTERPRETATION

(1)	In this Agreement, unless the context otherwise requires, the following expressions have the meanings set out below:

the Appointment	the employment of the Employee pursuant to this Agreement;

the Board	the board of directors of the Company for the time being, (including any committee of the Board);

the Commencement Date	1st April 2021;

Confidential Information	all information relating to the business or prospective business, current or projected plans or internal affairs of the Company or any Group Company and, in particular, but not limited to all Know-How, Marketing Information, trade secrets, unpublished information relating to the Company's or any Group Company's intellectual property and any other commercial, financial or technical information relating to the business or prospective business of the Company or any Group Company or to any customer or potential customer or supplier or potential supplier, licensee, officer or employee of the Company or any Group Company or to any member or person interested in the share capital of the Company or any Group Company PROVIDED that in any such case the information has been imparted in confidence or is of a confidential nature;

Documents	documents, disks, memory, notebooks, tapes or any other medium, whether or not eye-readable, on which information, (whether confidential or otherwise), may from time to time be referred to, written or recorded;

the ERA	the Employment Rights Act 1996;

Group	all companies being a subsidiary or subsidiary undertaking of the Company or a Holding Company or parent undertaking of the Company or a subsidiary or subsidiary undertaking of any such Holding Company or parent undertaking;

Group Company	any Company within the Group and references to the "Group Companies" shall be construed accordingly;

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Know-How	information, (including without limitation that comprised in formulae, specifications, designs, drawings, component lists, databases, software, (or pre-cursor documents), manuals, instructions and catalogues), held in whatever form relating to the creation, production or supply of any products or services by the Company or any Group Company, or by or to any of the suppliers, customers, partners or joint ventures of such Company;

Marketing Information	information relating to the current or prospective marketing or sales of any products or services of the Company or any Group Company, including lists of customers' and suppliers' names, addresses and contacts, sales targets and statistics, market share and pricing statistics, marketing surveys, research and reports and advertising and promotional material;

Termination Date	the date of termination or expiration of the Appointment.

(2)	The expressions "subsidiary" and "holding company" have the meanings given to them by Section 1159 of the Companies Act 2006; the expressions "parent undertaking" and "subsidiary undertaking" have the meanings given to them by Sections 1161, 1162 and 1173 of the Companies Act 2006; and the expression "financial year" has the meaning given by Section 390 of the Companies Act 2006.

(3)	References to Clauses, Parties, and the Schedules are respectively to Clauses of and the Parties and the Schedules to this Agreement.

(4)	References to any enactment are to be construed as referring also to any enactment or reenactment thereof (whether before or after the date hereof), and to any previous enactment which such enactment has replaced (with or without amendment provided that the amendment does not change the law as at the date hereof) and to any regulation or order made thereunder.

(5)	The clause headings are for ease of reference only and shall not affect the interpretation of this Agreement.

OPERATIVE PROVISIONS

1	Job Title

The Company shall employ the Employee and the Employee shall serve the Company as Director of the Company.

2	Period of Employment

2.1	The Appointment commenced on the Commencement Date and, unless terminated earlier under Clause 12, will continue until terminated by either party giving to the other three (3) months’ notice in writing to expire at any time. This Agreement replaces all previous agreements between the Company and the Employee relating to the appointment of the Employee by the Company.

2.2	For the first three (3) months from the Commencement Date, the Employee shall undergo a probationary period (the “Probationary Period”) at the end of which the Employee’s performance will be assessed. Provided that the Employee’s performance is deemed to be satisfactory at the end of the Probationary Period, the Employee’s Appointment shall become permanent. The Company may, at its discretion at any time up until the end of the Probationary Period, extend the Probation Period for such period or periods as the Company deems appropriate. During the Probationary Period, the notice period shall be two (2) months on either side.

2.3	The Company may, at its discretion if it is deemed appropriate at any time during the Probationary Period (or during an equivalent period if the Employee’s role or responsibilities change during the term of the Appointment), carry out a Criminal Records Bureau check (“CRB Check”) on the Employee and require the Employee to complete the necessary paperwork to enable the CRB Check to be completed. In the event that the CRB Check reveals any convictions or other information which the Company reasonably deems may make the Employee unsuitable for the role for which the Employee has been appointed, the Company shall be entitled to terminate the Appointment with immediate effect.

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2.4	Subject to Clauses 2.5 below, the Company may at any time (whether or not any notice of termination has been given under Clause 2.1) terminate the Appointment with immediate effect by giving notice in writing to the Employee on terms that the Company will pay to the Employee, in lieu of notice under Clause 2.1, basic salary, pension and any payment in respect of other benefits which the Employee would have been entitled to receive during the Notice Period in the amount (subject to applicable statutory deductions) and at the times it would have paid to the Employee if the Company had given notice to terminate the Appointment in accordance with Clause 2.1 or, if notice has previously been given under that Clause, as if the Appointment terminated on the expiry of the remainder of the period of notice ("the PILON"). For the avoidance of doubt, unless otherwise stated in this Agreement, the PILON shall not include any element in relation to:

(a)	any bonus payments that might otherwise have been due during the period for which the PILON is made ("the Notice Period"); and/or

(b)	any payment in respect of any holiday entitlement that would have accrued during the Notice Period;

(c)	any entitlement to any redundancy payment.

2.5	The Employee is obliged to use his reasonable endeavours to seek alternative income during the Notice Period in order to mitigate his loss following termination of the Appointment and to inform the Company if he receives or will receive any payment or benefit during or in relation to the Notice Period. The value of any income and benefits the Executive has received from any employment, consultancy or other appointment during or relating to the Notice Period will be offset against the monthly PILON in question. The offset amount will then be paid to the Executive less any applicable statutory deductions.

2.6	If the Executive fails to take all reasonable steps to obtain alternative income, the Company shall have the right to terminate all further instalments of the PILON.

2.7	The PILON is conditional on the following:

(a)	the Employee informing the Company immediately in the event that he receives, or has a right to receive, remuneration from any source in respect of his employment or the provision of his services during the Notice Period or relating to the Notice Period, in such form as is reasonably necessary to preserve any requirements for confidentiality ("remuneration" shall include any salary, fee or other benefit); and

(b)	the Employee providing the Company with such information as it may reasonably request in relation to the steps taken by him to mitigate his/her loss.

2.8	The Employee shall have no right to receive a PILON unless the Company has exercised its discretion in Clause 2.2. Nothing in this Clause 2 shall prevent the Company from terminating the Appointment in breach.

2.9	The Company (and any relevant Group Company) shall not be obliged to provide work to the Employee at any time after notice of termination of the Appointment shall have been given by either party under any of the provisions of this Agreement and the Company may, in its discretion, take any one or more of the following steps in respect of all or part of an unexpired period of notice:

(a)	require the Employee to comply with such conditions as it may specify in relation to attending at, or remaining away from, the places of business of the Company and the Group Companies;

(b)	assign the Employee to other equivalent duties; or

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(c)	withdraw any powers vested in, or duties assigned to, the Employee; or

(d)	apply the provisions of Clause 2.2 of this Agreement.

2.10	The Company shall not be obliged to provide work to the Employee at any time after notice of termination of the Appointment shall have been given by either party under any of the provisions of this Agreement and the Company may, in its discretion, take any one or more of the following steps in respect of all or part of an unexpired period of notice:

(a)	require the Employee to comply with such reasonable conditions as it may specify in relation to attending at, or remaining away from, the place(s) of business of the Group;

(b)	assign the Employee to other duties; or

(c)	withdraw any powers vested in, or duties assigned to, the Employee; or

(d)	require the Employee not to have any contact, (other than social contact), with any customers, suppliers or employees of the Group; or

(e)	require the Employee to take any accrued holiday entitlement.

2.11	The Employee acknowledges that such action taken on the part of the Company shall not constitute a breach of this Agreement of any kind whatsoever nor shall the Employee have any claim against the Company in respect of any such action.

2.12	During any period of garden leave the Employee shall owe a duty of the utmost good faith to the Group, must not work for any other person or on his own account and shall remain readily contactable and available to work for the Company or any Group Company. Should the Employee work for any other person or on his own account or fail to be available for work at any time having been requested by the Company to do so, the Employee's right to salary and contractual benefits in respect of such period of non-availability shall be forfeit notwithstanding any other provision of this Agreement.

3	Duties

3.1	During the term of the Appointment, the Employee shall have the following duties and obligations:

(a)	responsibility in relation to agreed objectives and projects, including, without limitation, responsibility for budgets, strategies and projects for the area of the Company’s business for which the Employee is requested by the Manager to consider and implement;

(b)	at all times to use all reasonable endeavours to promote the interests and welfare and maintain the goodwill of the Company and not to do, and to exercise all reasonable endeavours to prevent there being done, anything which may be prejudicial or detrimental to the Company;

(c)	faithfully and diligently to perform his duties and to exercise and carry out such powers and functions as may from time to time reasonably be vested in him by or under the authority of the Manager;

(d)	to devote the whole of his working time and attention and the full benefit of his knowledge, expertise and skills in the proper performance of his duties (unless on holiday as permitted by this Agreement or prevented by ill-health or accident);

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(e)	to give (in writing if so requested) to the Manager, or to such person(s) as it may direct, such information and explanations regarding the affairs of the Company or matters relating to the Appointment as the Manager may reasonably require;

(f)	to comply with all lawful and reasonable directions from time to time given to him by the Company and, save as inconsistent with the express terms of this Agreement, all applicable rules and regulations from time to time laid down by the Company concerning its employees; and

(g)	to comply with Schedule 1 – copyright and inventions.

3.2	The Employee shall attend and work at the place of business of the Company in India or such other location within a reasonable commuting distance of India as the Company shall require and shall visit such other places (whether within or outside the United Kingdom) in the manner and on the occasions reasonably required from time to time by the company.

3.3	The hours of work of the Employee are not measured but the Employee would normally be expected to be available during the usual working hours of the Company and to work such hours as may reasonably be necessary to enable him properly to discharge his duties.

3.4	The Employee shall (without further remuneration and in addition to the Employee’s duties to the Company) if and for so long as the Company requires during the Appointment carry out any duties assigned to the Employee in relation to any Group Company;

4	Pay and Expenses

4.1	The Company shall pay to the Employee for the proper performance of his/her duties under this Agreement a fixed gross salary at the rate of Three Hundred Thousand US dollars (300,000) per annum (or such higher rate as the Company may from time to time notify in writing to the Employee).

4.2	The fixed salary of the Employee will:

(a)	accrue from day to day and be payable by equal monthly instalments in arrears by not later than the first working day of each month;

(b)	notwithstanding anything to the contrary contained in the Articles of Association of the Company or of any other Group Company, be inclusive of any other fees or remuneration of any description which the Employee might be entitled to receive from the Company or any Group Company or any other company or association in which he holds office as a nominee or representative of the Company or any Group Company (and the Employee shall, at the discretion of the Board, either waive his right to any such remuneration or account to the Company for the same forthwith upon receipt);

(c)	be paid by credit transfer to the account nominated by the Employee from time to time; and

(d)	be capable of set off by the Company from time to time against any liability of the Employee to the Company as set out in Clause 4.5.

4.3	Subject to the provisions of Clause 4.2, the Employee's salary as set out in Clause 4.1 shall be reviewed by the Board each year during the continuance of this Agreement, such review to be effective from the start date of the contract.

4.4	The Employee shall have an entitlement to participate in such incentive or bonus plan of the Company as is in place from time to time, subject always to the rules of the relevant plan which will be communicated separately from time to time.

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4.5	The Employee hereby authorises the Company to deduct from any remuneration accrued and due to him under the terms of this Agreement (whether or not actually paid during the Appointment) or from any pay in-lieu of notice:

(a)	any overpayment of salary or expenses or payment made to the Employee by mistake; and

(b)	any other sum or sums which may be required to be authorised pursuant to Section 13 of the ERA; and

(c)	any tax or national insurance contributions due in respect of remuneration or any other monies received or receivable by the Employee from the Company.

4.6	The Company shall repay to the Employee all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties, subject to the Employee having delivered to the Company such form(s) and vouchers or other evidence of actual payment of such expenses as the Company may from time to time reasonably require. The decision of the Board as to what constitutes reasonable expenses shall be conclusive.

5	Other benefits

5.1	Subject to clause 12.6, the Employee shall be entitled to participate, in other benefits the company may offer from time to time.

5.2	Subject to clause 12.6, the Employee shall be entitled to participate, in such schemes as may be operated by the Company from time to time subject to the rules of such scheme.

6	Holiday

6.1	In addition to the usual public and bank holidays, the Employee shall be entitled to 20 days' paid holiday in each complete holiday year and public holidays to be taken at such time or times as shall be agreed by the Manager.

6.2	The holiday year runs from 1 April to 31 March each year. No holiday entitlement may be carried forward from one holiday year to the next holiday year and no money will be paid in-lieu of any such untaken holiday entitlement.

6.3	Upon termination of the Appointment, for whatever reason, the Employee shall be entitled to holiday pay in-lieu of holiday entitlement outstanding for each complete calendar month worked as at the Termination Date or be required to repay the Company any salary received for holiday taken in excess of his actual entitlement.

7	Confidentiality

7.1	Neither during the continuance of the Appointment, other than in the proper course of his duties and for the benefit of the Company, nor after the Termination Date for any reason whatsoever, shall the Employee:

(a)	use, disclose or communicate to any person any Confidential Information which he shall have come to know or have received or obtained at any time (before or after the date of this Agreement) by reason of or in connection with his service with the Company; or

(b)	copy or reproduce in any form or by or on any media or device or allow others access to or to copy or reproduce Documents containing or referring to Confidential Information.

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7.2	The Employee acknowledges that all Documents containing or referring to Confidential Information at any time in his control or possession are and shall at all times remain the absolute property of the Company and the Employee undertakes, both during the Appointment and after the Termination Date:

(a)	to exercise due care and diligence to avoid any unauthorised publication, disclosure or use of Confidential Information and any Documents containing or referring to it;

(b)	at the direction of the Board, to deliver up any Confidential Information (including all copies of all Documents whether or not lawfully made or obtained) or to delete Confidential Information from any re-usable medium; and

(c)	to do such things and sign such documents at the expense of the Company as shall be reasonably necessary to give effect to this Clause and/or to provide evidence that it has been complied with.

7.3	The restrictions in Clause 7.1:

(a)	will not restrict the Employee from disclosing (but only to the proper recipient) any Confidential Information which the Employee is required to disclose by law or any order of the court or any relevant regulatory body, provided that the Employee shall, unless obliged by law, have given prior written notice to the Company of the requirement and of the information to be disclosed and allowed the Company an opportunity to comment on the requirement before making the disclosure;

(b)	will not apply to Confidential Information which is or which comes into the public domain otherwise than as a result of an unauthorised disclosure by the Employee; and

(c)	will not during the Appointment restrict the disclosure of information in the proper performance of the Employee's duties.

7.4	Nothing in this Agreement shall restrict the rights of the Employee to make a Protected Disclosure under the ERA. If the Employee has a particular grievance, concern, disclosure or information of a particularly sensitive nature or has reasonable grounds to believe that the Company has committed a crime, a breach of its legal obligations, a miscarriage of justice or a breach of health and safety or environmental legislation, the Employee should raise this with the Board.

7.5	The Employee agrees that the restrictions set out in this Clause 7 are without prejudice to any other duties of confidentiality owed to the Company whether express or implied and are to survive the termination of the Appointment.

8	Restrictions during employment

8.1	The Employee shall not, without the prior written consent of the Company, during the Appointment carry on or be concerned, engaged or interested directly or indirectly (whether as principal, shareholder, partner, employee, officer, agent or otherwise) in any trade or business other than that of the Company or through a Permitted Interest.

9	Restrictions after employment

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9.1	Subject to Clause 9.5, the Employee shall not, without the prior written consent of the Company, whether for his own account or as manager, agent, officer, employee, shareholder or otherwise on behalf of any person, firm or corporation for a period of twelve (12) months from the Termination Date carry on or be concerned, engaged or interested directly or indirectly in any Business Activities in the United Kingdom or any other country which compete directly with any of the Business Activities with which the Employee has been involved to a material extent during the six (6) months prior to the Termination Date, or which may require him to disclose Confidential Information.

For the purposes of this Clause, “Business Activities” shall mean any business activities (including, but not limited to, social networking, messaging and e-commerce) relating to the organisation, publication, development (including the creation of content for), production, licensing, supply or marketing of any app, publication, website, exhibition, event or product, or the development or provision of any services (including but not limited to selling, shopping, property, dating, e-commerce) in relation to any online service, mobile application or other portal.

9.2	Subject to Clause 9.5, the Employee shall not, without the prior written consent of the Company, whether for his own account or as manager, agent, officer, employee, shareholder or otherwise on behalf of any person, firm or corporation for a period of twelve (12) months from the Termination Date directly or indirectly:

(a)	induce, solicit, entice or procure any employee of the Company with whom the Employee had material contact or dealings in the six (6) months prior to the Termination Date (“Company Employee”) to leave the Company’s employment; or

(b)	be personally involved, to a material extent, in accepting into employment or otherwise engaging or using the services of any person who is a Company Employee.

9.3	Subject to Clause 9.5, the Employee shall not, without the prior written consent of the Company, whether for his own account or as manager, agent, officer, employee, shareholder or otherwise on behalf of any person, firm or corporation for a period of twelve (12) months from the Termination Date directly or indirectly:

(a)	interfere with the supply of goods or services to the Company from any Supplier, Customer or Business Partner; or

(b)	interfere with the supply of goods or services from the Company to any Customer or Business Partner; or

(c)	induce any Supplier, Customer or Business Partner to cease or decline to supply such goods or services to the Company in the future on substantially the same terms as previously, or at all; or

(d)	induce any Customer or Business Partner to cease or decline to receive such goods or services from the Company in the future on substantially the same terms as previously, or at all.

For the purposes of this Clause 9.3, the following terms shall have the following meanings:

“Business Partner” means any person, company, business entity or other organisation who (i) has entered into arrangement with the Company as a partner, distributor, supplier, licensor or licensee at any time during the 12 months immediately preceding the Termination Date; or (ii) has agreed prior to the Termination Date to enter into such arrangements with the Company to commence at any time in the 12 months following the Termination Date.

“Customer” means any person, company, business entity or other organisation who as at the Termination Date does or, at any time during in the 12 months prior to the Termination Date, has (i) received goods or services from the Company; or (ii) agreed to receive goods or services from the Company to commence at any time in the 12 months following the Termination Date; or (iii) had any negotiations or material discussions with the Company regarding the possible supply of goods or services by the Company. For the avoidance of doubt, goods or services in relation to this definition include advertising and customer publishing services.

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“Supplier” means any person, company, business entity or other organisation who, at any time during the 12 months prior to the Termination Date, (i) has supplied goods or services to the Company; or (ii) agreed to supply goods or services to the Company to commence at any time in the 12 months following the Termination Date. For the avoidance of doubt, goods and services in relation to this definition include the provision of web design, build, hosting and/or maintenance services as well as paper, production, printing and distribution services or material for publication.

9.4	The Employee shall not, at any time after the Termination Date, represent himself as being in any way connected with or interested in the business of the Company.

9.5	The period of the restrictions in Clauses 9.1 to 9.3 shall be reduced by the number of days prior to the Termination Date (if any) on which the Company has required the Employee not to attend at work and not to undertake any duties of employment.

9.6	Each of the restrictions contained in each paragraph of Clauses 9.1 to 9.3 is separate and distinct and is to be construed separately from the other such restrictions.

9.7	The Employee hereby acknowledges that he considers the restrictions set out in each sub-clause of Clauses 9.1 to 9.3 to be reasonable both individually and in the aggregate and that the duration, extent and application of each of such restrictions are no greater than is necessary for the protection of the goodwill of the business of the Company.

9.8	Notwithstanding the foregoing, in the event that any restriction set out in any of the sub-clauses of Clauses 9.1 to 9.3 shall be found to be void or unenforceable but would be valid or enforceable if some part or parts thereof were deleted, the Employee hereby agrees that such restriction shall apply with such deletions as may be necessary to make it valid.

10	Relevant Definitions

For the purposes of the restrictions set out in Clauses 7, 8 and 9:

(a)	the expression "Company" shall include any former owner or transferor of a business acquired by the Company by which the Employee shall have been employed under a contract of employment in respect of which his service is included for the purposes of calculating continuous employment with the Company;

(b)	any reference to the Company and to the Company's trade or business shall be deemed to include any Group Company and its trade or business and/or to apply to them as if the words were repeated by reference to such company insofar as the Employee shall have been performing any services whatsoever for a period of not less than three months for such Group Company at any time during the period of one year prior to the Termination Date and the Employee hereby undertakes to execute any further documents which the Company may reasonably require to confirm this; and

(c)	where references to the Company and Company's trade or business are deemed to include and/or apply to a Group Company and to a Group Company's business pursuant to paragraph (b) of this Clause 10, the Employee covenants with the Company for itself and as trustee for each Group Company in the same terms in relation to each such Group Company and each Group Company's business as he does with the Company and in respect of the Company's business.

11	Absence, Illness and Incapacity

11.1	If at any time the Employee is prevented by reason of ill-health, accident or other incapacity from properly performing his duties he shall promptly furnish to the Company, if required, evidence of such incapacity in a form satisfactory to the Board.

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11.2	Any sickness absence taken during the initial three month probationary period will be subject to the Statutory Sick Pay guidelines and will be paid at the Statutory Sick Pay rate.

11.3	Subject to clause 12.6 the Company shall pay the Employee his normal emoluments (less an amount equal to his statutory sick pay) for the first 20 days on a rolling twelve month basis of absence due to illness or other incapacity, but shall not be required to pay the Employee any salary or other remuneration for any further periods of such absence in any calendar year, although it may at its discretion do so.

12	Termination

12.1	We do not operate a default retirement age at Bebuzee. If you would like to discuss retirement, please contact the HR Department.

12.2	Notwithstanding any of the provisions in this Agreement, if the Employee shall:

(a)	be guilty of any material or persistent breach or non-observance of any of the material provisions in this Agreement to such a degree as to constitute gross misconduct;
(b)	be guilty of gross misconduct or any other conduct which is, in the opinion of the Manager, calculated or likely to affect prejudicially the interests of the Company whether or not such misconduct or other conduct occurs during or in the context of the Employee's employment here under;

(c)	be convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere) which results in a custodial sentence;

(d)	be made the subject of a bankruptcy order or have a receiving order or an administration order made against him or make any composition with his creditors or otherwise take advantage of any statute from time to time in force offering relief for insolvent debtors; or

(e)	become of unsound mind or a patient as defined in either Section 112 or Section 145 of the Mental Health Act 1983 or been admitted to a hospital in pursuance of an application made under Part II of that Act;

(f)	be found to have withheld material information from the Company, including in relation to any (i) previous dismissals for dishonesty or (ii) convictions of any criminal offence prior to the commencement of his employment with the Company;

then the Company may in any such case, by written notice to the Employee forthwith terminate the Employee's employment hereunder without any obligation to pay any further sums to the Employee whether by way of compensation, damages or otherwise in respect of any notice period or any unexpired period of this Agreement, provided that any such termination shall be without prejudice to any other rights of the Company.

12.3	Upon termination of the Appointment however arising the Employee (or, if he shall be dead, of unsound mind or bankrupt, his personal representatives or such other persons as shall be appointed to administer his estate and affairs) shall deliver up to the Company in accordance with the directions of the Manager all keys, security passes, credit cards, mobile telephones, computers, Documents and other property (including any motor car provided pursuant to Clause 5.1) belonging to or relating to the businesses or affairs of the Company or any Group Company, including all copies of all Documents containing or referring to Confidential Information which may be in his possession or under his control (or that of his personal representatives or such other persons), and shall not retain copies, extracts or notes of any of the same.

12.4	The Employee shall have no claim against the Company in respect of the termination of the Appointment by reason of the liquidation of the Company for the purpose of amalgamation or reconstruction or as part of any arrangements for the amalgamation or demerger of the undertaking of the Company not involving liquidation provided that the Employee shall have been offered employment with the amalgamated or reconstructed or de-merged company or companies on terms no less favourable to him than under the Appointment.

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12.5	The Manager, if it has a reasonable suspicion that any one or more of the events set out in Clause 12.2 has or may have occurred, may suspend the Employee pending the making and completion of such investigation(s) as the Manager thinks fit. While the suspension continues, the Company shall pay to the Employee his fixed salary and provide to him the other benefits set out in this Agreement. During the period of suspension the Company shall not be obliged to provide work to the Employee and may require the Employee to comply with such conditions as the Company may reasonably specify in relation to attending at or remaining away from the places of business of the Company. The Company may later terminate the Appointment, pursuant to the terms of this Agreement, on the grounds of the same or any other event if permitted by Clause 12.2. The period of suspension may not exceed twenty (20) working days.

12.6	Any outstanding or prospective entitlement to Company sick pay, private medical or permanent health insurance benefits shall not prevent the Company from terminating the Appointment for any reason, nor shall the Company be liable to compensate the Employee in respect of any such pay or benefits.

12.7	Should your position at any time be made redundant, and suitable alternative employment not be offered to you, the Company will, if you have more than one complete years service make you an enhanced redundancy payment which will be the greater of:

(a)	four weeks’ basic salary; or

(b)	one weeks’ basic salary for each complete year of continuous service up to a maximum of 12 weeks' pay.

13	The Employment Rights Act 1996

This Agreement contains the particulars required to be given under Sections 1 and 3 of the ERA.

14	Record Keeping

In order to keep and maintain records relating to the Appointment it will be necessary for the Company to record, keep and process personal data (including sensitive personal data) relating to the Employee. This data may be recorded, kept and processed on computer and in hard copy form. To the extent that it is reasonably necessary in connection with the Appointment and the performance of the Company's responsibilities as an employer, it may be necessary for the Company to disclose this data to others, including other employees of the Company, Group Companies, the Company's professional advisers, the Inland Revenue and other authorities. The Employee consents to the recording, processing, use and disclosure by the Company of personal data and sensitive personal data relating to the Employee as set out above. This consent cannot be withdrawn by the Employee. This does not affect the Employee's rights as a data subject or the Company's obligations and responsibilities under the Data Protection Act 1984 and/or the Data Protection Act 1998. For the purposes of these Acts, the Company has nominated the Company Secretary as its representative.

15	Security

The Employee consents to the Company checking, recording and reviewing telephone calls, computer files, records and e-mails and any other compliance, security or risk analysis checks the Company considers reasonably necessary.

16	Notices

Notices by either party:

(a)	must be in writing addressed:

(i)	to the Company at its registered office for the time being; and

(ii)	to the Employee at the address set out in this Agreement or such other address as the Employee may from time to time have notified to the Company for the purpose of this Clause; and

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(b)	will be effectively served:

(i)	on the day of receipt, where any hand-delivered letter is received on a business day before or during normal working hours;

(ii)	on the following business day, where any hand-delivered letter is received either on a business day after normal working hours or on any other day;

(iii)	on the second business day following the day of posting from within the United Kingdom of any letter sent by first class prepaid mail; or

(iv)	on the fifth business day following the day of posting to an overseas address of any prepaid airmail letter.

17	General

17.1	This Agreement, which contains all the terms of employment of the Employee, is in substitution for any existing contract(s) of employment between the Company and any Group Company and the Employee (whether written, oral or governed by a course of dealings) which shall terminate with effect from the date of this Agreement.

17.2	The terms of any policy documents in force from time to time shall apply to the Employee. Such policies are and will be available on request to the manager.

17.3	The waiver, express or implied, by either party of any right under this Agreement or any failure to perform or breach by the other shall not constitute or be deemed a waiver of any other right under this Agreement or of the same right on another occasion.

17.4	No amendment, change or addition to the terms of this Agreement shall be effective or binding on either party unless reduced to writing and signed by each party adversely affected by such amendment, change or addition.

17.5	The Employee represents and warrants that he is not a party to any agreement, contract (whether of employment or otherwise) or understanding which would in any way restrict or prohibit him from undertaking or performing any of the duties of the Appointment in accordance with this Agreement.

17.6	This Agreement is governed by and is to be construed in accordance with the laws of England and the Parties hereby submit to the non-exclusive jurisdiction of the High Court of Justice of England and Wales.

17.7	Except as otherwise expressly stated herein, nothing in this Agreement confers any rights on any person (other than the parties hereto) pursuant to the Contracts (Rights of Third Parties) Act 1999.

17.8	The Employee shall comply with the companies anti-corruption and bribery policy at all times. A copy of which can be obtained on request from the manager.

18	Pre-Employment Checks and Documentation

This offer is conditional upon all information supplied by the Employee to the Company being true and complete. This offer is also conditional upon the Company being satisfied as to the Employee’s entitlement to work in the UK. The Employee is required to produce official documentation with the Company in order for the Company to ensure compliance with the provisions of the Asylum and Immigration Act 1996. Schedule 3 sets out the documents the Company will require the Employee to produce, if the Employee has not already done so. Original documentation must be viewed and checked by the Company before the Employee takes up the appointment.

IN WITNESS this Deed has been executed on the date appearing at the head of page 1.

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SCHEDULE 1

Copyright and Inventions

1	In this Schedule "Intellectual Property" shall mean patents, trade marks and service marks, rights in inventions, original works, designs, rights, registered designs, trade names and copyrights (whether or not any of these is registered and/or capable of registration and including applications for registration of any such thing) and all forms of protection of a similar nature which may subsist anywhere in the world.

2	The Employee acknowledges, having regard to the nature of the business of the Company and other Group Companies and the nature of the Employee's expertise, that:

(a)	the normal duties of the Employee, or those specifically assigned to the Employee, under the Appointment may include the making of inventions and/or creation of original works;

(b)	inventions and/or original works may reasonably be expected to result from the carrying out by the Employee of such duties; and

(c)	due to the nature of the Employee's duties and the particular responsibilities arising from the nature of his duties, the Employee has a special obligation to further the interests of the Company's business.

3	The Employee shall disclose to the Company full details of any Intellectual Property made or discovered or produced by the Employee in the course of the Appointment (whether or not during office hours or using office stationery and/or equipment and whether on his own or in conjunction with any third party) in connection with or in any way affecting or relating to or capable of being used or adapted for use in the business of the Company or any other Group Company.

4	The Employee shall at the cost of the Company do all things and execute all documents and do any act or thing that may be necessary to enable the Company or its nominee to obtain the benefit of every invention and/or original works made by the Employee in the course of his normal duties or those specifically assigned to him and to secure for such inventions, patent or other appropriate protection and for such purposes the Employee hereby appoints the Company as his attorney with the power, but not the obligation, to do any such acts and execute any such documents or deeds which power shall be coupled with an interest and shall be irrevocable.

5	To the extent that any of the Intellectual Property disclosed to the Company pursuant to paragraph 3 above is not automatically owned by the Company by operation of law or otherwise, the Employee hereby assigns with full title guarantee to the Company absolutely (including where applicable by way of present assignment of future rights) all rights in such Intellectual Property throughout the world for the full duration of such right, including any renewals, reversions, and/or extensions thereof.

6	The Employee hereby waives any and all moral rights he may have in respect of all of the Intellectual Property owned and/or assigned to the Company pursuant to this Agreement arising under the Copyright, Designs and Patents Act 1988 or any other similar or analogous rights throughout the world, to the fullest extent permissible by applicable law.

7	The Employee shall, before assigning or granting rights in relation to any invention or copyright work or other Intellectual Property rights created by him to which the Company is not entitled under this Agreement and/or at law but which affect or relate to or are capable of being used or adapted for use in the business of the Company or any Group Company, allow the Company or any Group Company nominated by it a reasonable opportunity to evaluate the same and the Employee shall not dispose of any rights to any third party unless he shall first have given written notice to the Company with full, complete and bona fide details of the price and terms offered by the third party, offering the Company, or any Group Company, the opportunity to purchase the rights concerned at the same price and on the same terms within 28 days of the date of the notice.

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SCHEDULE 2

Note of additional particulars under Sections 1 and 3 of the ERA

1	For the purposes of the ERA the period of continuous employment of the Employee began on the day after the probation period was passed successfully

2	There are disciplinary rules applicable to the Employee, as detailed in the Company’s Disciplinary Rules document, which may be amended from time to time. Any matter of discipline will be considered and determined by the Company’s Disciplinary Procedure.

3	If the Employee has any grievance relating to the Appointment, he should apply in writing, in accordance with the Company’s Grievance Procedure which may be amended from time to time. If the Employee has any grievance that is of a serious or confidential nature, the Employee should apply in writing to one of executive directors of Bebuzee Ltd.

4	A contracting-out certificate under the Pension Schemes Act 1993 is not in force in respect of the Appointment.

5	There are no collective agreements that affect the terms and conditions of the Employee's employment.

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SCHEDULE 3

PRE-EMPLOYMENT CHECKS – APPROVED DOCUMENTS

The following ORIGINAL documents must be produced in the Bebuzee HR Department, PRIOR to employment commencing, in order to ensure that Bebuzee is compliant with the Asylum and Immigration Act 1996. Employment will not commence until relevant documentation has been produced.

•	A passport showing that the holder is a British Citizen, or has the right of abode in the United Kingdom
•	A document showing that the holder is a national of a European Economic Area country or Switzerland. This must be a national passport or identity card
•	A resident permit issued by the Home Office to a national from a European Economic Area country or Switzerland
•	A passport or other travel document issued by the Home Office and endorsed to show that the holder can stay indefinitely in the United Kingdom, or has no time limit on their stay
•	A passport or other travel document endorsed to show that the holder can stay in the United Kingdom; and that this endorsement allows the holder to do the type or work we are offering if they do not have a work permit
•	An Application Registration Card issued by the Home Office to an asylum seeker stating that the holder is permitted to take employment
•	A passport or other travel document issued by the Home Office which has an endorsement stating that the holder has a current right of residence in the United Kingdom as the family member of a national from a European Economic Area country or Switzerland who is resident in the United Kingdom

ALTERNATIVELY, a combination of documents from one of the following two lists would normally satisfy our legal requirements:

1.	A document giving the person’s permanent National Insurance Number and name. This could be a P45, P60, a National Insurance Number Card, or a letter from a Government agency; PLUS, ONE OF ANY OF THE FOLLOWING DOCUMENTS:

o	A full birth certificate issued in the United Kingdom, which includes the names of the holder’s parents; OR
o	A full birth certificate issued in the Channel Islands, the Isle of Man or Ireland; OR
o	A Certificate of Registration or Naturalisation stating that the holder is a British Citizen; OR
o	A letter issued by the Home Office to the holder which indicates that the person named in it can stay indefinitely in the United Kingdom, or has no time limit on their stay; OR
o	An Immigration Status Document issued by the Home Office to the holder with an endorsement indicating that the person named in it can stay indefinitely in the United Kingdom, or has no time limit on their stay; OR
o	A letter issued by the Home Office to the holder which indicates that the person named in it can stay in the United Kingdom, and this allows them to do the type of work that you are offering; OR
o	An Immigration Status Document issued by the Home Office to the holder with an endorsement indicating that the person named in it can stay in the United Kingdom, and, this allows them to do the type of work that you are offering

2.	A work permit or other approval to take employment that has been issued by Work Permits UK, PLUS, ONE OF ANY OF THE FOLLOWING DOCUMENTS:

o	A Passport or other travel document endorsed to show that the holder is able to stay in the United Kingdom and can take the work permit employment in question; OR
o	A letter issued by the Home Office confirming that the person named in it is able to stay in the United Kingdom and can take the work permit employment in question

NB: All documents produced must be originals. Copies are not acceptable.

For illustrative examples of documents that should be produced, please go to the home office website at www.homeoffice.gov.uk.

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ATTESTATIONS

EXECUTED as a DEED by	)
BEBUZEE LIMITED	)
acting by:	)	/s/ Joseph Onyero

Human Resource

EXECUTED as a DEED and	)

DELIVERED by	)

Joseph Onyero	)	/s/ Joseph Onyero

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